AKBANK

Rule 12g3-2(b) File No. 82-34825

22.09.2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06017149

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Hayri Çulhacı	A.Cenk Göksan
Strategic Planning Executive Vice President	Investor Relations Department Head

Enclosure;

Announcement on exclusive financial advisor in order to explore various growth alternatives

Dew 9/28

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

File No : 82 - 34825

Public Announcement

Regarding our announcement on 14th February 2006 on the appointment of UBS Limited as our exclusive financial advisor in order to explore various growth alternatives:

In the current stage of the process, Akbank authorized UBS Limited;

1- to search for a strategic partner with a maximum of 20% minority stake,

2- search to be limited to internationally respected, large sized global financial institutions.

UBS Limited is continuing the process in line with Akbank's authorization.

22 September 2006

6115-12/2004 (882)

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com